SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INVUITY, INC.

(Name of Subject Company)

INVUITY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46187J205

(CUSIP Number of Class of Securities)

Scott Flora

Interim President and Chief Executive Officer

Invuity, Inc.

444 De Haro Street

San Francisco, CA

(415) 665-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Allison B. Spinner Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 10, 2018, Invuity, Inc., a Delaware corporation (“Invuity”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Invuity, Stryker Corporation, a Michigan corporation (“Stryker”), and Accipiter Corp., a Delaware corporation and a wholly owned subsidiary of Stryker (“Merger Sub”).  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to purchase each issued and outstanding share of common stock of Invuity at a price of $7.40 per share in cash, without interest thereon and subject to applicable tax withholdings.  Promptly following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will be merged with and into Invuity, with Invuity being the surviving corporation as a wholly owned subsidiary of Stryker (the “Merger”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

(i)             Form of letter sent to Invuity customers, first used on September 11, 2018 (Exhibit 99.1); and

(ii)          Form of letter sent to Invuity employees, first used on September 11, 2018 (Exhibit 99.2).

The information set forth under Items 1.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by Invuity on September 11, 2018 (including all exhibits attached thereto) is incorporated herein by reference.

Forward-Looking Statements

This document contains forward-looking statements regarding, among other things, statements related to expectations, goals, plans, objectives and future events. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking information and statements are or may be based on a series of projections and estimates and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. These risks and uncertainties include such factors as: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or delay the closing of the transaction, (2) uncertainties as to how many shares of Invuity common stock will be tendered in the Offer, (3) the possibility that various closing conditions of the Offer or the Merger may not be satisfied or waived, (4) risks related to disruption of management’s attention from Invuity’s ongoing business operations due to the transaction and (5) the effect of the announcement or completion of the transaction on the ability of Invuity to retain and hire key personnel and maintain relationships with its customers, suppliers and others with whom it does business, or on its operating results and business generally. Additional risks are described in Invuity’s periodic filings with the Securities and Exchange Commission, including under the heading “Risk Factors” in Invuity’s annual report on Form 10-K for the year ended December 31, 2017 and subsequent reports on Form 10-Q. Given these uncertainties, undue reliance should not be placed on these forward-looking statements. Invuity does not undertake any obligation to release any revisions to these forward-looking statements publicly to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The tender offer for the outstanding shares of Invuity referenced in this document has not yet commenced.  This document is for informational purposes only and is not an offer to purchase, a solicitation of an offer to sell, or a recommendation to sell shares of Invuity, nor is it a substitute for the tender offer materials that Stryker and Merger Sub will file with the Securities and Exchange Commission (“SEC”).  At the time the Offer is commenced, Stryker and Merger Sub will file tender offer materials on Schedule TO, and thereafter Invuity will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC with respect to the tender offer.  THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  HOLDERS OF SHARES OF INVUITY COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF INVUITY COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  The Offer to Purchase, the related Letter of Transmittal and other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Invuity common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.  Additional copies of the tender offer materials may be obtained for free by contacting Invuity at 444 De Haro St., San Francisco, CA 94107, Attention: Investor Relations or the investor relations department of Stryker at katherine.owen@stryker.com.  In addition to the Offer to Purchase, the related Letter of Transmittal and other tender offer

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documents, as well as the Solicitation/Recommendation Statement, Stryker and Invuity file annual, quarterly and current reports and other information with the SEC.  You may read and copy any reports or other information filed by Stryker Corporation or Invuity, Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.  Stryker’s and Invuity’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Exhibit Index

Exhibit Number	Description

99.1	Form of letter sent to Invuity customers, first used on September 11, 2018

99.2	Form of letter sent to Invuity employees, first used on September 11, 2018

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